                                                                     Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                   China Eastern Airlines Corporation Limited
  (A joint stock limited company incorporated in the People's Republic of China with limited liability)

                          THIRD QUARTERLY REPORT 2003

   This announcement is made by China Eastern Airlines Corporation Limited (the "Company") pursuant to the disclosure requirement under paragraph 2(2) of the Listing Agreement entered into between the Company and The Stock Exchange of Hong Kong Limited.

   The financial statements of the Company for the third quarter of 2003 were not audited, and were prepared in accordance with the PRC Accounting Regulations.


1.   IMPORTANT NOTICE

     This announcement is made by the Company pursuant to the listing rules of the Shanghai Stock Exchange and disclosure requirement under paragraph 2(2) of the Listing Agreement entered into between the Company and The Stock Exchange of Hong Kong Limited.

     The board of directors of the Company (the "Board") hereby confirms that the information set out in this report does not contain any false information, misleading statement or material omission, and accepts joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report. This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2003 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

2.   BASIC PARTICULARS OF THE COMPANY

     2.1  Basic Company information

          Secretary of the Board:     Luo Zhuping
          Telephone:                  8621-62686268-30920

          Securities representative:  Lu Shaojun
          Telephone:                  8621-62686268-30928

          Contact address:            2550, Hongqiao Road
                                      Shanghai
                                      The People's Republic of China
          Facsimile:                  8621-62686116
          e-mail address:             ir@ce-air.com

     2.2  Financial information

          2.2.1  Main accounting data and financial indicators

                                                                                                     Increase/decrease
                                                                                                        between end of
                                                                   End of           End of last   last fiscal year and
                                                         reporting period           fiscal year       end of reporting
                                                                    (RMB)                 (RMB)             period (%)
                                                         ----------------     -----------------   --------------------
          Total assets                                  36,105,096,914.63     31,610,129,903.22                 14.22%
          Shareholder equity (excluding that of
            minority shareholders)                       5,188,750,877.00      6,381,404,876.22                -18.69%
          Net assets per share                                     1.0661                1.3112                -18.69%
          Adjusted net assets per share                            1.0038                1.2303                -18.41%

                                                                                                      Increase/decrease
                                                                             From the beginning             between the
                                                                                    of the year    reporting period and
                                                                              to the end of the         the same period
                                                          Reporting period     reporting period           last year (%)
                                                          ----------------   ------------------    --------------------
          Net cash flow from operational activities (RMB)               --     2,144,315,791.43                      --
          Earnings per share (RMB)                                  0.0469              -0.2451                 136.21%
          Net return on assets                                       4.40%              -22.99%                 189.47%
          Net return on assets after deduction of
            non-recurring gains and losses                           3.73%              -24.00%                 148.67%
          Non-recurring gains and losses (Jan. to Sept.)                          Amounts (RMB)
          Subsidy income                                                          67,143,635.35
          Non-operating revenue                                                    3,982,338.05
          Non-operating expenses                                                 (18,904,742.37)
          Total                                                                   52,221,231.03

     2.2.2 Profit statement

           Profit and Profit Distribution Statement

           Prepared by: China Eastern Airlines         January to September 2003
           Corporation Limited




                                           Jan. to Sept.      Jan. to Sept.
Item                                           this year          this year       This quarter        This quarter
                                          (consolidated)           (parent)     (consolidated)            (parent)
                                               Unit: RMB          Unit: RMB          Unit: RMB           Unit: RMB
                                        ----------------   ----------------   ----------------    ----------------
1. Revenue from main business           9,277,505,524.07   7,322,046,964.24   3,804,513,877.41    3,014,903,473.76

   Less: amount allocated to
         civil aviation
         infrastructure fund              129,645,221.01     106,247,709.61               0.00                0.00

   Net revenue from main business       9,147,860,303.06   7,215,799,254.63   3,804,513,877.41    3,014,903,473.76

   Less: costs of main business         8,384,176,646.35   6,876,462,256.04   2,863,155,298.70    2,322,215,532.57

         tax and surcharges
         on main business                 156,565,388.37     125,790,692.16      37,317,077.01       31,912,859.58

2. Profit on main business
   (if negative, indicate
   with a "-" sign)                       607,118,268.34     213,546,306.43     904,041,501.70      660,775,081.61
   Add:  profit from other business
         (if negative, indicate
         with a "-"  sign)                316,093,812.32     171,303,608.02      86,234,731.07       43,179,318.99
   Less: operating expenses               744,101,398.43     660,155,549.20     324,901,888.51      283,084,927.40
         administrative expenses          649,622,135.39     538,865,581.30     184,667,304.56      138,870,740.89
         financial expenses               576,711,985.03     530,656,184.48     188,153,957.23      173,713,063.41

3. Operating profit (if negative,
   indicate with a "-" sign)           -1,047,223,438.19  -1,344,827,400.53     292,553,082.47      108,285,668.90
   Add:  return on investments
         (if negative, indicate with
         a "-" sign)                       21,826,587.23     204,151,450.38      31,532,022.18      122,354,570.19
         loss or gain on futures                      --                 --                 --                  --
         subsidy income                    67,143,635.35      67,143,635.35      37,943,962.02       37,943,962.02
         non-operating revenue              3,982,338.05         803,189.48       1,661,989.32          227,228.18
   Less: non-operating expenses            18,904,742.37      18,098,136.10       4,689,256.70        4,350,370.77

4. Total profit (if negative,
   indicate with a "-" sign)             -973,175,619.93  -1,090,827,261.42     359,001,799.29      264,461,058.52
   Less: income tax                       141,009,756.88      71,870,111.36      80,185,561.12       29,389,031.61
   loss or gain of minority
   shareholders                            78,642,354.43                 --      50,478,933.39                  --

5. Net profit (if negative,
   indicate with a "-" sign)           -1,192,827,731.24  -1,162,697,372.78     228,337,304.78      235,072,026.91

Supplementary information
   1. Gains from sale or disposal
      of departments or investee units                --                 --                 --                  --
   2. Loss from natural disasters                     --                 --                 --                  --
   3. Total increase (decrease)
      in profits due to change
      in accounting policies             -278,908,059.35    -278,908,059.35     -87,149,000.13      -87,149,000.13
   4. Total increase (decrease)
      in profits due to change
      in accounting estimates                         --                 --                 --                  --
   5. Loss from debt restructuring                    --                 --                 --                  --
   6. Other                                           --                 --                 --                  --


                                           Jan. to Sept.      Jan. to Sept.        Same period        Same period
Item                                           last year          last year          last year          last year
                                          (consolidated)           (parent)     (consolidated)           (parent)
                                               Unit: RMB          Unit: RMB          Unit: RMB          Unit: RMB
                                        ----------------   ----------------   ----------------   ----------------
1. Revenue from main business           9,778,760,627.53   8,219,285,649.46   3,508,223,634.37   2,932,216,330.49

   Less: amount allocated to
         civil aviation
         infrastructure fund              317,463,851.24     269,453,346.75     113,388,522.96      95,611,825.85

         Net revenue
          from main business            9,461,296,776.29   7,949,832,302.71   3,394,835,111.41   2,836,604,504.64

   Less: costs of main business         7,313,808,641.95   6,071,952,846.44   2,657,826,923.03   2,160,134,066.40

         tax and surcharges
         on main business                 226,375,211.87     190,091,390.58      78,214,036.36      67,632,960.18

2. Profit on main business
   (if negative, indicate
   with a "-" sign)                     1,921,112,922.47   1,687,788,065.69     658,794,152.02     608,837,478.06
   Add:  profit from other business
         (if negative, indicate
         with a "-"  sign)                475,016,303.29     295,054,224.29     246,243,669.87     141,084,905.67
   Less: operating expenses               853,155,878.44     774,217,019.07     250,731,650.43     228,544,077.90
         administrative expenses          559,296,947.06     472,819,817.05     237,617,178.83     206,211,895.70
         financial expenses               647,343,112.62     588,398,695.52     177,198,972.99     151,771,491.36

3. Operating profit (if negative,
   indicate with a "-" sign)              336,333,287.64     147,406,758.34     239,490,019.64     163,394,918.77
   Add:  return on investments
         (if negative, indicate with
         a "-" sign)                      -51,977,346.69      67,870,055.76     -78,655,075.12     -24,066,065.05
         loss or gain on futures                      --                 --                 --                 --
         subsidy income                    13,610,000.00      13,610,000.00                 --                 --
         non-operating revenue              1,178,419.25         -39,297.91          26,400.44        -560,285.96
   Less: non-operating expenses            10,810,199.50      10,092,503.82      -1,138,270.98       1,856,954.37

4. Total profit (if negative,
   indicate with a "-" sign)              288,334,160.70     218,755,012.37     161,999,615.94     136,911,613.39
   Less: income tax                        82,634,454.14      56,813,251.86      36,294,051.99      27,989,602.65
   loss or gain of minority
   shareholders                            55,331,315.27                 --      29,038,838.73                 --

5. Net profit (if negative,
   indicate with a "-" sign)              150,368,391.29     161,941,760.51      96,666,725.22     108,922,010.74

Supplementary information
   1. Gains from sale or disposal
      of departments or investee units                --                 --                 --                 --
   2. Loss from natural disasters                     --                 --                 --                 --
   3. Total increase (decrease)
      in profits due to change
      in accounting policies                          --                 --                 --                 --
   4. Total increase (decrease)
      in profits due to change
      in accounting estimates                         --                 --                 --                 --
   5. Loss from debt restructuring                    --                 --                 --                 --
   6. Other                                           --                 --                 --                 --

     2.3 As at the end of the reporting period, the Company had a total of 135,251 shareholders, of whom 132,391 were A share shareholders and 2,860 were H share shareholders.

3.   DISCUSSION AND ANALYSIS OF MANAGEMENT

     3.1 Brief Analysis of the Company's Overall Operational Activities During the Reporting Period

          As SARS has been fully brought under control, demand in the domestic air transport market during the third quarter of 2003 showed a marked rebound. Taking advantage of the opportunities presented by the recovery in the market, the Company rapidly restored and increased its transport capabilities. During the reporting period, the Company had an aggregate traffic volume of 817,585,800 tonne-kilometres, an increase of 19.32% over the same period last year; total flying hours reached 71,917, an increase of 21.78% over the same period last year; and passenger numbers reached 3,836,200 persons, an increase of 25.05% over the same period last year. During the third quarter, the Company's revenues from its main business were approximately RMB3.80451 billion, an increase of 8.45% over the same period last year; profits from its main business were approximately RMB904.04 million, an increase of 37.23% over the same period last year; and net profits were approximately RMB228.34 million, an increase of 136.21% over the same period last year. Furthermore, as the preferential policies of China's Ministry of Finance and State Administration of Taxation exempting civil aviation enterprises from business tax and contributions to the civil aviation infrastructure fund has been extended until the end of 2003, the Company will take advantage of this fortunate situation to increase revenues from its main business and strive to alleviate the losses suffered during the year.

          3.1.1 Information on the main industry or products which account for 10% or more of the total of the revenues or profits from the Company's main business

                                                  Revenues from main     Costs of main
                Industry or product                   business (RMB)    business (RMB)   Gross margin (%)
                -------------------               ------------------    --------------   ----------------
                Transport revenue                   3,790,300,123.16  2,854,972,438.93             24.68%
                Including: connected transactions       6,723,000.00     59,234,000.00                 --

          3.1.2 Makeup of profits earned during the reporting period (explanation of the major changes in the percentage of the total profits accounted for by profits from main business, profits from other business, expenses during the period, return on investments, subsidy income and the net of non-operating revenues and expenditures as compared to the previous reporting period and the reasons therefor)

                During the first half 2003, the Company's profits from its main business were RMB-296.92 million and profits from other business RMB229.86 million; during the period, expenses were RMB1.27271 billion, return on investments RMB-9.71 million, subsidy income RMB29.2 million, net of non-operating revenues and expenses RMB-11.9 million and total profits RMB-1.33218 billion; for the July to September period, the Company's profits from its main business were RMB904.04 million and profits from other business RMB86.23 million; during the period, expenses were RMB697.72 million, return on investments RMB31.53 million, subsidy income RMB37.94 million, net of non-operating revenues and expenses RMB-3.03 million and total profits RMB359 million. This is mainly due to the effects of SARS during the first half, which caused a large loss in the Company's main business. Starting in July, with the end of SARS, the aviation industry quickly recovered and the Company's business and financial positions turned favourable. Due to the special circumstances, the large difference in the profits from the Company's main business during the two reporting periods has rendered the percentages of the total profits accounted for by each item non-comparable.

          3.1.3 Explanation of the major changes in the main business and its structure as compared to the previous reporting period and the reasons therefor

                During the first half of 2003, the Company's revenues from its main business were RMB5.47299 billion, costs of main business RMB5.51348 billion and profits from main business RMB-296.92 million; during the July to September period, the Company's revenues from its main business were RMB3.80451 billion, costs of main business RMB2.86316 billion and profits from main business RMB904.04 million. This is mainly due to the effect of SARS during the first half of the year, when demand in the aviation industry dropped drastically and revenues greatly decreased. Starting in July, with the end of SARS, the aviation industry quickly recovered and the Company's business and financial positions turned favourable.

          3.1.4 Explanation of the major changes in the profitability (gross margin) of the main business as compared to the previous reporting period and the reasons therefor

                During the first half of the year, the Company's gross margin was -0.74%; during the July to September period, the Company's gross margin was 24.76%. This is mainly due to the effect of SARS during the first half of the year, when demand in the aviation industry dropped drastically and revenues greatly decreased. Starting in July, with the end of SARS, the aviation industry quickly recovered and the Company's business and financial positions turned favourable.

     3.2  Analytical Explanation of Material Matters, Their Effects and
          Solutions

          The Company's monthly production and operation data will be posted in the Investor Relations column on the Company's website
          (www.ce-air.com) around the 16th of next month. Please take note.

     3.3 Explanations of Changes in Accounting Policies, Accounting Estimates and the Scope of Consolidation, Explanations of Major Accounting Errors and Explanations of the Reasons Therefor

          In accordance with the relevant provisions of document Cai Kuai [2003] No. 18 issued by the Ministry of Finance, the Company commenced implementation of the Measures for the Accounting of Civil Aviation Enterprises from 1 January 2003. Pursuant to the Measures for the Accounting of Civil Aviation Enterprises, the costs for repairing high cost rotatable parts incurred by the Company this year and in subsequent years will be directly entered under the gains and losses for the period in question rather than be amortized over a period of five years as used to be the practice. The aforementioned change in accounting policy has already been applied prospectively and this change will reduce the Company's net profit for this quarter by RMB87.15 million.

     3.4 Warning and Explanations of the Forecast Possibility of the Aggregate Net Profits for the Period between the Beginning of the Year and the End of the Next Reporting Period Being a Loss or Showing a Large Change as Compared to the Same Period Last Year

          Due to the effect of SARS in 2003, the Company posted a loss of RMB1.42117 billion during the first half of the year. Although the aviation industry has recovered rapidly since July and the Company made a net profit of RMB228.34 million during the third quarter, a fortunate turn of events, the Company, due to the large loss incurred during the first half of the year, forecasts that the Company will post a loss for 2003. Investors are asked to take note.

                                                          By order of the Board
                                                          CHINA EASTERN AIRLINES
                                                           CORPORATION LIMITED
                                                                 Ye Yigan
                                                          Chairman of the Board

Shanghai, the People's Republic of China
29th October, 2003